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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Unisys Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

909214108

(CUSIP Number)

Jerome J. Lande
MMI Investments, L.P.
1370 Avenue of the Americas
New York, New York 10019
(212) 586-4333

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 5, 2009

(Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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CUSIP No. 909214108
1.	NAMES OF REPORTING PERSONS......MMI Investments, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 141810589
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)	WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER	2,000,000
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER
EACH REPORTING	9. SOLE DISPOSITIVE POWER	2,000,000
PERSON WITH	10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,000,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	4.73%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	PN

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CUSIP No. 909214108
1.	NAMES OF REPORTING PERSONS...MCM Capital Management, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 141814578
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)	AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER	2,000,000
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER
EACH REPORTING	9. SOLE DISPOSITIVE POWER	2,000,000
PERSON WITH	10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,000,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	4.73%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	OO

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CUSIP No. 909214108
1.	NAMES OF REPORTING PERSONS...Clay B. Lifflander I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)	OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	USA
NUMBER OF SHARES	7. SOLE VOTING POWER	796*
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER
EACH REPORTING	9. SOLE DISPOSITIVE POWER	796*
PERSON WITH	10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	796*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	less than 1%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	IN
* See Item 5.

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The following constitutes Amendment No. 9 (“Amendment No. 9”) to the Schedule 13D filed by the undersigned (as the same has previously been amended, the “Schedule 13D”). This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.
Capitalized terms used but otherwise not defined herein have the meanings ascribed to them in the Schedule 13D originally filed November 27, 2006 (the "Original Statement").

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated to read as follows:

The total purchase price of 2,000,000 shares of Common Stock (the "Shares") owned by MMI Investments was $147,712,864; the source of funds is a combination of MMI's working capital and margin loans. These margin loans were obtained from Bear, Stearns & Co. Inc. and Merrill Lynch & Co. under customary terms and conditions.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended to add the following:
On November 5, 2009, MMI Investments filed a Form 144 with the Securities and Exchange Commission and the NYSE in the manner permitted by Rule 144 of the Securities Act of 1933, indicating its intention to sell up to 500,000 shares of the Issuer. While MMI Investments reserves its right to purchase or sell additional shares of the Issuer at any time, MMI Investments does not currently anticipate selling in excess of this amount. MMI Investments purchased the Shares as part of its investment activities and continues to believe that the Shares represent an attractive investment opportunity. The sales under Rule 144 and described in Item 5 below were effected for portfolio rebalancing purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated to read as follows:

 (a)-(b)    Based on 42,279,463 shares of Common Stock outstanding as of September 30, 2009 (after giving effect to the 1-10 reverse stock split, which became effective on October 26, 2009), as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on October 30, 2009,  the Shares owned by MMI Investments represent approximately 4.73% of the outstanding Common Stock. MMI Investments has the sole power to direct the vote and disposition of such Shares on the date of this Statement. MCM does not directly own any Common Stock. However, by virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the Shares owned by MMI Investments and to have sole power over the voting and disposition of such Shares as a result of its having the sole power to make voting and disposition decisions on behalf of MMI Investments with respect to such Shares. Mr. Lifflander directly owns 796 shares of Common Stock that were issued to him upon vesting of restricted stock units that were awarded to him in his capacity as a director of the Issuer. The shares of Common Stock owned directly by Mr. Lifflander represent less than 1% of the outstanding Common Stock. Mr. Lifflander has the sole power to direct the vote and disposition of such shares on the date of this Statement. As a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, Mr. Lifflander may also be deemed to beneficially own the Shares owned by MMI Investments. Mr. Lifflander disclaims beneficial ownership of such Shares.

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                Except as described above, as of the date hereof, to MMI Investments' and MCM's knowledge, none of the persons listed on Schedule I to the Original Statement, owns any Common Stock of the Issuer or has any right to acquire, directly or indirectly, any beneficial ownership of other Common Stock of the Issuer.

    (c)        During the past 60 days, MMI Investments made the following transactions with respect to the Common Stock: November 5, 2009, sold 250,000 shares at an average price per share of $30.16; and on November 6, 2009, sold 207,199 shares at an average price per share of $30.34. No further sales are contemplated at this time. All of such transactions were effected in the open market. Neither MCM nor Mr. Lifflander has entered into any transactions with respect to the Common Stock during the past 60 days.

    (d)        No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, any of the shares of Common Stock referred to in Item 5(a) above.

    (e)        As of November 6, 2009, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Stock of the Issuer.

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SIGNATURE

 After reasonable inquiry and to the best of his knowledge and belief each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

 Date:  November 9, 2009

MMI INVESTMENTS, L.P.

By: MCM Capital Management, LLC
       General Partner

By: /s/ JEROME J. LANDE
       Jerome J. Lande
       Executive Vice President

MCM CAPITAL MANAGEMENT, LLC

By: /s/ JEROME J. LANDE
       Jerome J. Lande
       Executive Vice President

      /s/ CLAY B. LIFFLANDER
       Clay B. Lifflander

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